FORM 10f-3

                                THE BLACKROCK FUNDS

                          Record of Securities Purchased
                       Under the Trust's Rule 10f-3 Procedures

1.	Name of Purchasing Portfolio:  EQ/Long Term Bond Portfolio
(AXA-LTB), BlackRock Balanced Capital Portfolio (FI) (Ins - Series) (BCS_F), BlackRock Core Bond Trust (BHK), BlackRock Income Opportunity Trust (BNA-USD), BlackRock Preferred Opportunity Trust (BPP), BlackRock Total Return Portfolio II (BR-CORE), BlackRock
Intermediate Bond Portfolio II (BR-INT), BlackRock International
Bond Portfolio (BR-INTLB), BlackRock Long Duration Bond Portfolio (BR-LONG), BlackRock Managed Income Portfolio (BR-MINC), BlackRock World Income Fund, Inc.(BR-WI), BlackRock Asset Allocation
Portfolio (Fixed Income) (BR_AA_FI), BlackRock
Preferred and Equity Advantage Trust - Preferred Sleeve
(BTZ-PREF), BlackRock Total Return V.I. Portfolio (Ins - Var Ser) (BVA-BF), BlackRock Total Return Portfolio (Ins - Series)
(BVA-TR), Diversified Investment Advisors Core Bond Fund (DIA-CORE), Hirtle Callaghan & Co. Fixed Income II Portfolio (HCIIX), Metropolitan Series BlackRock Bond Income Portfolio (MET-BI), Metropolitan
Series BlackRock Diversified Portfolio (Core Bond) (METD_B),
Master Total Return Portfolio (MF-BOND), BlackRock Preferred
& Corporate Income Strategies Fund, Inc. (PSW),
BlackRock Preferred Income Strategies Fund, Inc. (PSY),
SEI Institutional International Trust International Fixed Income
Fund (SIT-IB), UBS PACE Intermediate Fixed Income Investments
(UBS-PACE)

2.	Issuer:    Wachovia Corporation

3.	Date of Purchase:  12/18/2007

4.	Underwriter from whom purchased:  Wachovia
Securities LLC

5.	Name of Affiliated Underwriter (as defined in
the Trust's procedures) managing or participating in syndicate:
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC as well with respect to UBS-PACE

6.	Aggregate principal amount of purchased (out of
total offering):   8,195,000 shares out of 80,000,000 shares

7.	Aggregate principal amount purchased by funds advised by
BlackRock and any purchases by other accounts with respect to which BlackRock has investment discretion (out of the total offering): ): 16,400,000 shares out of 80,000,000 shares

8.	Purchase price (net of fees and expenses):  $25

9.	Date offering commenced:  12/18/2007

10.	Offering price at end of first day on which any
sales were made:  $25
11.	Have the following conditions been satisfied:	Yes or No

a.  The securities are part of an issue registered under
    the Securities Act of 1933, as amended, which
    is being offered to the public, or are Eligible Municipal
    Securities, or are securities sold in an	 Eligible Foreign
    Offering or are securities sold in an Eligible Rule 144A Offering or part of an issue of government securities. YES

b.  The securities were purchased prior to the end of the first day
 on which any sales    were made, at a price that was not more
    than the price paid by each other purchaser of securities in that offering or in any concurrent offering of the securities (except, in the case of an Eligible Foreign Offering, for any rights to purchase required by laws to be granted to existing security holders of theIssuer) or, if a rights offering, the securities were purchased on or before the fourth day preceding the day on which the rights offering terminated. YES

c.  The underwriting was a firm commitment underwriting.  YES

d. The commission, spread or profit wasreasonable and fair in relation to that being received by others for underwriting similar securities during the same period.  YES

e. In respect of any securities other than Eligible Municipal
 Securities, the issuer of such securities has been in Continuous operation for not less than three years(including the operations of predecessors). YES

f. Has the affiliated underwriter confirmed that it will not receive any direct or indirect benefit as a result of BlackRock's participation in the offering? YES




Approved:	 Walter Mello     		Date: _01/09/08__